UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

VAPOR CORP.

(Name of issuer)

Common Stock, Par Value $0.01

(Title of class of securities)

922099106

(CUSIP number)

Doron Ziv 4969 SW 33rd Way Ft Lauderdale, Florida (305) 749-2676

(Name, address and telephone number of person authorized to receive notices and communications)

September 1, 2009

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 922099106	Page 2 of 5 Pages

(1)	Names of reporting persons DORON ZIV
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,945,120
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,945,120
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,945,120
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 11.5%*
(14)	Type of reporting person (see instructions) IN
*	See Item 5(a) herein.

CUSIP No. 922099106	SCHEDULE 13D	Page 3 of 5 Pages

Item 1.	Security and Issuer

This Statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Vapor Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3001 Griffin Road, Dania Beach, Florida 33312.

Item 2.	Identity and Background

(a), (b), (c), (d), (e) and (f). This Statement is being filed by Doron Ziv (the “Reporting Person”), whose principal business address is 4969 SW 33rd Way, Fort Lauderdale, Florida 33312. The Reporting Person is a citizen of the United States, and he serves as a director of the Issuer’s wholly owned subsidiary Smoke Anywhere USA, Inc., of which the Reporting Person is a founder and a former shareholder. The Reporting Person has neither, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On September 1, 2009, the Issuer acquired Smoke Anywhere USA, Inc. (“SAU”), a distributor of electronic cigarettes, through a stock-for-stock merger transaction, as a result of which SAU became the Issuer’s wholly owned subsidiary and sole operating business (the “Merger Transaction”). The Reporting Person is a founder, director and former shareholder of SAU. As a result of the Merger Transaction, the Reporting Person, as a then shareholder of SAU, received in exchange for his equity ownership of SAU (x) 1,653,600 shares of Common Stock on September 1, 2009 (as adjusted to give effect to a reverse stock split of 2.5:1 on the shares of Common Stock effected by the Issuer on February 10, 2010) and (ii) 5,787,600 shares of Common Stock on January 26, 2010. Immediately after consummation of the Merger Transaction, the Reporting Person sold a total of 496,080 shares of the 1,653,600 shares of Common Stock referenced in clause (x) above to family members and friends at his cost basis of $0.02 per share.

On October 1, 2009, the Issuer granted the Reporting Person stock options to purchase up to 600,000 shares of Common Stock at an exercise price of $0.45 per share in consideration of the Reporting Person agreeing to provide consulting services to the Issuer and continue serving as a director of SAU after the Merger Transaction. These options vested in equal monthly installments from October 1, 2009 through September 30, 2010 and became exercisable on February 10, 2010 to the extent then vested and thereafter upon vesting and are exercisable until December 31, 2015.

Item 4.	Purpose of the Transaction

The Reporting Person acquired the securities of the Issuer reported herein for investment purposes. The Reporting Person intends to review on a continuing basis his investment in the shares of Common Stock and to take such actions with respect to his investment, as he deems appropriate in light of the circumstances existing from time to time. Depending on market and other conditions, the Reporting Person may continue to hold the shares of Common Stock, acquire additional shares of Common Stock, or dispose of all or a portion of the shares of Common Stock he now owns or may hereafter acquire. The Reporting Person does not have any plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) though (j) of Item 4 of Schedule 13D.

CUSIP No. 922099106	SCHEDULE 13D	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this Statement, the Reporting Person beneficially owns (i) 6,945,120 shares of Common Stock and (ii) 600,000 shares of Common Stock issuable upon the exercise of presently exercisable stock options, which represent in the aggregate approximately 11.5% of the 60,185,344 shares of Common Stock outstanding as of November 9, 2011 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, calculated based upon the sum of (x) 60,185,344 shares of Common Stock outstanding as of November 9, 2011 and (y) the 600,00 shares of Common Stock issuable upon the exercise of the stock options.

(b) The Reporting Person possesses sole voting and sole dispositive power over the shares of Common Stock described in paragraph (a) above.

(c) No transactions in the Common Stock have been effected by the Reporting Person during the 60 days prior to September 1, 2009 and from such date through the date of this Statement except as disclosed in Item 3 above.

(d) The Reporting Person has the sole right to receive or the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described in paragraph (a) above.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No. 922099106	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2012	DORON ZIV

/s/ Doron Ziv

MIA1822946921